UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934, as amended

TRI CITY BANKSHARES CORPORATION
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(Name of Issuer)

Common Stock, $1.00 par value
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(Title of Class of Securities)

895364107
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(CUSIP Number)

Thomas Vierthaler
c/o Tri City Bankshares Corporation
6400 South 27th Street
Oak Creek, WI 53154
(414) 781-1610
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2001
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 895364107
1	NAME OF REPORTING PERSON
Agatha T. Ulrich
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER	483,939
8	SHARED VOTING POWER	0
9	SOLE DISPOSITIVE POWER	483,939
10	SHARED DISPOSITIVE POWER	263,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
747,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN (11)
28.4%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Schedule 13D
CUSIP NO. 895364107
ITEM 1.		SECURITY AND ISSUER.

              The securities to which this statement relates is Common Stock, par value $1.00 per share, of Tri City Bankshares Corporation (the "Company") with its principal executive office at 6400 South 27th Street, Oak Creek, WI 53151.

ITEM 2.		IDENTITY AND BACKGROUND.

              This statement is being filed by Agatha T. Ulrich whose principal business address is 6400 South 27th Street, Oak Creek, WI 53154. Mrs. Ulrich's principal occupation is as a Director of N.D.C., LLC and a Director of the Company, a bank holding company in Wisconsin.

              During the last five years, Mrs. Ulrich has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoying future violation of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

ITEM 3.		SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Mrs. Ulrich is the beneficial owner of 747,320 shares of the Company's Common Stock. The consideration for such shares that were acquired by Mrs. Ulrich in open market or privately negotiated transactions or otherwise was paid from Mrs. Ulrich's personal assets. Mrs. Ulrich's share ownership includes 263,381 shares held under a Stockholders' Agreement with certain family members and related entities. Mrs. Ulrich may be deemed to have shared dispositive power with respect to such shares. Mrs. Ulrich has a right of first refusal in connection with shares subject to the Stockholders' Agreement. If, pursuant to the Stockholders' Agreement, Mrs. Ulrich exercises her rights to purchase additional shares, the funds for such purchases will come from Mrs. Ulrich's personal assets. Mrs. Ulrich's share ownership includes 9,075 shares held by N.D.C., LLC, of which Mrs. Ulrich is the controlling member. The consideration for such shares was paid from the assets of N.D.C., LLC.

ITEM 4.		PURPOSE OF TRANSACTION.

              The Stockholders' Agreement is intended to regulate the sale or other disposition of certain shares in order to assure continuity of management by precluding interference from third parties. Mrs. Ulrich may also, among other things, acquire additional shares (in open market or privately negotiated transactions or otherwise) or dispose of shares on terms acceptable to Mrs. Ulrich from time to time. Mrs. Ulrich reserves all rights with respect to any future plans or proposals.

ITEM 5.		INTEREST IN SECURITIES OF THE ISSUER.
(a) See cover sheet.
(b) See cover sheet.
(c) Transactions completed within the last 60 days:
On December 28, 2001, Mrs. Ulrich made 10 gifts of 228 shares each, for a total of 2,280 shares, of the Company's Common Stock.
(d) Not Applicable.
(e) Not Applicable.
ITEM 6.		CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              The Stockholders' Agreement provides that certain family members of Mrs. Ulrich and related entities must offer shares owned by them to Mrs. Ulrich before the shares can be transferred to third parties (other than specified family members and trusts). In connection with any proposed transfer, Mrs. Ulrich has the first right to purchase any such shares at the lesser of the proposed sale price (in case of a proposed sale of the shares) or the price fixed by the Company's Board of Directors for purposes of the Company's Dividend Reinvestment Plan (75% of such amount in the case of a seizure or sale by legal process or any transfer by operation of law). Shares not purchased by Mrs. Ulrich are then offered to specified family members and related entities and/or permitted transferees. Purchasers under the Stockholders' Agreement have the option to purchase the shares in five equal annual installments, with interest, with the first installment payable at closing.

ITEM 7.		MATERIAL TO BE FILED AS EXHIBITS.
	Exhibit No.	Description
	1	Stockholders' Agreement dated March 1, 1995

SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2002	/s/ Agatha T. Ulrich
Date	Agatha T. Ulrich